Exhibit 4.8

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description is only a summary and does not purport to be complete and is qualified by reference to our amended and restated articles of incorporation (our “Articles of Incorporation”) and our amended and restated bylaws (our “Bylaws”).

General

Authorized Capitalization. Our authorized capital stock consists of 160,000,000 shares of common stock, par value $1.00 per share, and 10,045,900 shares of preferred stock.

Fully Paid. All outstanding shares of our capital stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional capital stock that we may issue in the future will also be fully paid and nonassessable.

Common Stock

Dividends. Holders of common stock may receive dividends when declared by our board of directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock, or other property. Holders of common stock may not receive dividends until we have satisfied our obligations to the holders of outstanding preferred stock, if any.

Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to our shareholders unless Minnesota law or the certificate of designation for an outstanding series of preferred stock gives the holders of that series of preferred stock the right to vote on certain matters. Each holder of common stock is entitled to one vote per share.

Our board of directors is divided into three classes. Each year one class of directors stands for election for a three-year term. Each director is elected by a plurality of the votes cast. However, in an uncontested election, if a nominee for director receives a greater number of votes "withheld' from his or her election than votes "for" such election, the director shall submit to the board a letter of resignation for consideration.  Holders of common stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director.

Except for the election of directors, or where Minnesota law or our Articles of Incorporation require a larger proportion or number, the shareholders shall take action by the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares present and entitled to vote on that item of business, or (2) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting.

Other Rights. If we voluntarily or involuntarily liquidate, dissolve, or wind up our business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets able to be distributed to our shareholders after we have provided for the liquidation preference of any outstanding shares of preferred stock. When we issue securities in the future, holders of common stock have no preemptive rights to buy any portion of those issued securities. Our common stock has no sinking fund or redemption provisions or conversion or exchange rights.

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “FUL.”

Anti-takeover Provisions Contained in our Articles of Incorporation and our Bylaws

Certain provisions of our Articles of Incorporation may make it less likely that our management would be changed or someone would acquire voting control of our company without the consent of our board of directors. These provisions may delay, deter, or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Fair-Price Provision. Our Articles of Incorporation prohibit certain business combinations between our company and direct and indirect owners of 20% or more of our voting stock, which we will refer to as “interested shareholders,” unless those transactions are approved by holders of at least 95% of our outstanding voting stock, voting together as a single class. This 95% approval is in addition to any approval required by law. Business combinations requiring the 95% approval include the following transactions, among others:

•	any merger or consolidation with an interested shareholder or a corporation affiliated with an interested shareholder;

•	any sale, lease, exchange, pledge, transfer, or other disposition of our assets valued at least $5 million to an interested shareholder or person or entity affiliated with an interested shareholder;

•

the issuance or transfer by us of any of our shares to an interested shareholder or person or entity affiliated with an interested shareholder in exchange for cash or property having a value of at least $5 million;

•	the adoption of any plan proposed by or on behalf of an interested shareholder or a person or entity affiliated with an interested shareholder to liquidate or dissolve our company; and

•	any transaction that increases the proportionate share of our stock owned directly or indirectly by an interested shareholder or a person or entity affiliated with an interested shareholder.

Shareholders do not need to approve a business combination under our Articles of Incorporation if a majority of the continuing directors approve the business combination. “Continuing directors” are those directors who:

•	were members of the board of directors before the interested shareholder involved in the business combination acquired in excess of 7.5% of the outstanding voting power of our capital stock, or

•	were designated as continuing directors before their initial election as directors by a majority of directors at that time.

Shareholders also do not need to approve a business combination under our Articles of Incorporation if the transaction meets specified conditions. These conditions include, among other things, the following:

•	holders of our capital stock will receive at least the minimum amount of consideration in the business combination determined under our Articles of Incorporation;

•

the consideration to be received by our shareholders in the business combination will be in the same form and of the same kind as the consideration paid by the interested shareholder in acquiring the shares already owned by it;

•

the interested shareholder does not acquire any additional shares of our stock after becoming an interested shareholder, unless the additional acquisition is approved by a majority of the continuing directors; and

•	a proxy statement describing the proposed business combination is mailed to all holders of our stock before the business combination is completed.

Holders of at least 95% of our outstanding voting stock, voting together as one class, must approve a proposal to amend or repeal, or adopt provisions inconsistent with, these provisions of our Articles of Incorporation.

Control Share Acquisition Provision. Our Articles of Incorporation provide that if a shareholder becomes, through the acquisition of shares, the beneficial owner of 20% or more of the outstanding voting power of our company (or increases its ownership to 33 1⁄3% or more or to a majority of the outstanding voting shares), then the shareholder, subject to certain exceptions, may not vote the shares in excess of the 20% (or 33 1⁄3% or 50%) threshold without the prior approval of the holders of both

•	a majority of the outstanding voting power of our capital stock, and

•	a majority of the outstanding voting of our capital stock not owned by the acquiring shareholder, the officers of our company, and our directors who are also our employees.

A shareholder meeting to vote on this matter must be held within 55 days after being requested by the acquiring shareholder. The request may be made before the shareholder acquires the shares that would cross the applicable threshold. Our Articles of Incorporation provide, however, that the shareholder meeting will not be held unless the acquiring shareholder, among other things, provides evidence to us that the shareholder has entered into definitive financing agreements with responsible financial institutions for all necessary financing of the share acquisition that is not to be provided from the personal funds of the shareholder.

Preferred Stock. Our board of directors may at any time, under our Articles of Incorporation and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

Classified Board. Members of our board of directors are divided into three classes and serve staggered three-year terms under our Articles of Incorporation. This means that only approximately one-third of our directors are elected at each annual meeting of shareholders and that it would take two years to replace a majority of the directors unless they are removed. Under our Articles of Incorporation, directors can be removed from office during their terms only if holders of at least two-thirds of our outstanding voting stock, voting together as one class, approve the removal. At least two-thirds of our outstanding voting stock, voting together as one class, must approve any proposal to amend or repeal, or adopt any provisions inconsistent with, these provisions of our Articles of Incorporation.

Nomination Procedures. In addition to our board of directors, shareholders can nominate candidates for our board of directors. However, a shareholder must follow the advance-notice procedures described in our Bylaws and summarized below.

Shareholder-Proposal Procedures. Shareholders can propose that business other than nominations to our board of directors be considered at an annual meeting of shareholders only if a shareholder follows the advance-notice procedures described in our Bylaws. In general, the deadline for submitting a shareholder proposal is the same as for submitting shareholder-sponsored nominations to our board of directors.

Authorized but Unissued Common Stock

Minnesota law does not require shareholder approval for any issuance of authorized shares of common stock. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. This requirement is subject to several exceptions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Advance Notice Requirements for Director Nominations and Shareholder Proposals

Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. Our Bylaws also specify requirements as to the form and content of a shareholder’s notice.

These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders and may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Amendment of our Articles of Incorporation and Bylaws

Our shareholders have the power to amend our Articles of Incorporation, subject to the thresholds set forth therein and to the Minnesota Business Corporation Act. Our board of directors may alter or amend, make or adopt, or repeal our Bylaws, subject to the limitations see forth in our Bylaws and the Minnesota Business Corporation Act. Our shareholders also have the power to alter or amend, make or adopt, or repeal our Bylaws.